UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nano-X Imaging Ltd.

(Name of Issuer)

Ordinary shares

(Title of Class of Securities)

M70700105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M70700105	13G	Page 2 of 5 pages

1	NAME OF REPORTING PERSON SK Telecom Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON CO

(1)

Pursuant to a spin-off (the “Spin-off”) of certain of the businesses of SK Telecom Co., Ltd. (“SKT”), which became effective on November 1, 2021, all of SKT’s ownership interest in its wholly-owned subsidiary, SK Telecom TMT Investment Corp. (“SKT TMT”), a Delaware corporation, was transferred to SK square Co., Ltd. (“SK square”), a Korean corporation newly established pursuant to the Spin-off. As a result of the Spin-off, all of SKT’s indirect beneficial interest in Nano-X Imaging Ltd. (the “Issuer”) immediately prior to the Spin-off, which consisted of (a) 2,607,466 ordinary shares and (b) warrants to purchase 2,262,443 ordinary shares that were held directly by SKT TMT, was also transferred to SK square. Following the Spin-off, SKT TMT changed its name to SK Square Americas, Inc.

CUSIP No. M70700105	13G	Page 3 of 5 pages

This Amendment No.1 to Schedule 13G amends and restates in its entirety the Schedule 13G of SK Telecom Co., Ltd., a Korean corporation, and SK Telecom TMT Investment Corp., a Delaware Corporation, dated February 11, 2021.

Item 1.

(a)	Name of Issuer:

Nano-X Imaging Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

Communications Center,

Neve Ilan, Israel 9085000

Item 2.

(a)	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed by SK Telecom Co., Ltd. (“SKT”).

(b)	Address of Principal Business Office:

The address of the principal business office of SKT is 65, Eulji-ro, Jung-gu, Seoul, Korea.

(c)	Citizenship:

SKT is a corporation incorporated under the laws of the Republic of Korea.

(d)	Title of Class of Securities:

Ordinary shares

(e)	CUSIP Number:

M70700105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

See Row 9 of cover page.

(b)	Percent of Class:

See Row 11 of cover page.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Row 5 of cover page.

CUSIP No. M70700105	13G	Page 4 of 5 pages

(ii)	shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)	sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv)	shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. M70700105	13G	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

SK TELECOM CO., LTD.

By:	/s/ Heejun Chung
Name:	Heejun Chung
Title:	Vice President